Exhibit 99.3

SAFETY PRODUCTS HOLDINGS, INC.

LETTER TO HOLDERS

To Holders of 11 3/4% Senior Pay In Kind Notes Due 2012:

Safety Products Holdings, Inc. (the “Company”) is offering upon and subject to the conditions set forth in the Prospectus, dated             , 2006 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) each $1 principal amount of its newly issued 11 3/4% Senior Pay In Kind Notes Due 2012 that have been registered under the Securities Act of 1933, as amended (the “New Notes”), for each $1 principal amount of its outstanding unregistered 11 3/4% Senior Pay In Kind Notes Due 2012 (the “Old Notes”), of which $                 principal amount is outstanding.  The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated as of July 19, 2005, by and between the Company and Credit Suisse First Boston LLC.

Briefly, you may either:

a.                                       Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b.                                      Retain your Old Notes.

All tendered Old Notes must be received on or prior to                , 2006 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully.  If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Old Notes and the Letter of Transmittal, please call Wilmington Trust Company at (302) 636-6470 or write Wilmington Trust Company, DC-1626 Processing Unit, P.O. Box 8861, Wilmington, Delaware 19899-8861.